Exhibit 3.4

New Jersey Division of Revenue	FILED
Certificate of Merger/Consolidation	OCT 26 2017
(Profit Corporations)	STATE TREASURER

This form may be used to record the merger or consolidation of a corporation with or into another business e ity or entities, pursuant to NJSA 14A. Applicants must insure strict compliance with the requirements of State law and insure that all filing requirements are met. This form is intended to simplify filing with the State Treasurer. Applicants are advised to seek out private legal advice before submitting filings to the Department of the Treasury, Division of Revenue's office.

1.	Type of Filing (check one):	☒ Merger	☐ Consolidation

2.	Name of Surviving Business Entity: 110T-OXYS, Inc.

3.	Name(s)/Jurisdiction(s) of All Participating Business Entities including Surviving Entity:

Name	Jurisdiction	Identification# Assigned by Treasurer (if applicable)
IIOT-OXYS, Inc.	New Jersey	0400039640
IIOT-OXYS, Inc.	Nevada	NV20171424751

4.	Date Merger/Consolidation adopted: 6/27/17

5.	Voting: (all corporations involved; attach additional sheets if necessary)

-a	Corp. Name IIOT-OXYS, Inc.	Outstanding Shares 5,266,075
If applicable, set forth the number and designation of any class or series of shares entitled to vote.

Voting For	4,447,000	Voting Against	; OR

Merger/consolidation plan was adopted by the unanimous written consent of the shareholders without a meeting (check) ☐ .

-b	Corp. Name IIOT-OXYS, Inc.	Outstanding Shares 100
If applicable, set forth the number and designation of any class or series of shares entitled to vote.

Voting For	100	Voting Against	; OR

Merger/consolidation plan was adopted by the unanimous written consent of the shareholders without a meeting (check) ☐ .

-b	Corp. Name	Outstanding Shares
If applicable, set forth the number and designation of any class or series of shares entitled to vote.

Voting For	Voting Against	; OR

Merger/consolidation plan was adopted by the unanimous written consent of the shareholders without a meeting (check) ☐ .

6.	Service of Process Address (For use if the surviving business entity is not authorized or registered by the State
	Treasurer:	Carmine Catizone
266 Cedar Street
Cedar Grove, NY 07009

The surviving business entity agrees that it may be served with process in this State in any action, suit or proceeding for the enforcement of any obligation of any domestic or foreign corporation, previously amenable to suit in this State, which is a party to this merger/consolidation, and in any proceeding for the enforcement of the rights of a dissenting shareholder of such domestic corporation against the surviving corporation.

The Treasurer is hereby appointed as agent to accept service of process in any such action, suit, or proceeding which shall be forwarded to the surviving business entity at the Service of Process address stated above.

The Surviving Business Entity also agrees that it will promptly pay to the dissenting shareholders of any such domestic corporation the amount, if any, to which they may be entitled under the provisions of Title 14A.

1

Certificate of Merger/Consolidation

UMC-2

7.	Effective Date (see inst.):

Signature	Name	Title	Dale

/s/ Carmine Catizone	Carmine Catizone	CEO, Gotham Capital	7/12/2017

/s/ Carmine Catizone	Carmine Catizone	President, IIOT-OXYS	7/12/2017

**Remember to attach: 1) the plan of merger or consolidation; and 2) if the surviving or resulting business is not a registered or authorized domestic or foreign corporation, a Tax Clearance Certificate for each participating corporation.

NJ Division of Revenue, PO Box 308, Trenton NJ 08646

2